UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CVD Equipment Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

126601103

(CUSIP Number)

October 27, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Africk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 730,310
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 730,310

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,310
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.85%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADA Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 730,310
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 730,310

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,310
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.85%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.

(a)	Name of Issuer CVD Equipment Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 355 South Technology Drive, Central Islip, New York 11722

Item 2.

(a)	Name of Person Filing

(b)	Address of the Principal Office or, if none, residence

(c)

Citizenship

This Statement on Schedule 13G/A is jointly filed by Andrew Africk and ADA Partners, L.P. (each a “Reporting Person” and, collectively, the “Reporting Persons”). The general partner of ADA Partners, L.P. is ADA Partners GP, LLC (“GP”), of which Andrew Africk is the sole member and manager.

Andrew Africk (“Africk”)

c/o Searay Capital

111 West 67th Street

New York, NY 10023

Citizenship: United States

ADA Partners, L.P. (“Partners”)

c/o Searay Capital

111 West 67th Street

New York, NY 10023

Citizenship: Delaware

(d)	Title of Class of Securities Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number 126601103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

☒	Not applicable.

☐	Broker or dealer registered under Section 15 of the Exchange Act.

☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	Investment company registered under Section 8 of the Investment Company Act.

☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.  Ownership.

(a)   As of the close of business on October 28, 2022,

Partners beneficially owned 730,310 shares of Common Stock.

Andrew Africk, as the sole member and manager of GP, the general partner of Partners, may be deemed to beneficially own the 730,310 shares of Common Stock beneficially owned by GP as a result of being the general partner of Partners.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by Partners. Africk disclaims beneficial ownership of the shares of Common Stock beneficially owned by GP, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)   Percent of Class:

As of the close of business on October 28, 2022, (i) Partners beneficially owned approximately 10.85% of the outstanding shares of Common Stock, and (ii) Africk may be deemed to beneficially own approximately 10.85% of the outstanding shares of Common Stock. The percentage is calculated based upon 6,728,938 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 15, 2022.

(c)   Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5.  Ownership of Five Percent or Less of a Class.

 Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Africk shares voting and dispositive power over the shares of Common Stock owned by Partners.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on April 8, 2022.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below, the reporting person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2022

/s/ Andrew Africk

Andrew Africk

ADA PARTNERS, L.P.

By:	ADA Partners GP, LLC, its general partner

By:	/s/ Andrew Africk

Name: Andrew Africk

Title: Manager